Item 77D Cash Management Portfolio


At a meeting held July 15-16, 2008, the Board of Trustees of Cash Management Portfolio, approved the Portfolio's participation in a securities lending program (the "Program"). Pursuant to the Program, the Portfolio may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.





E:\Electronic Working Files\NSAR\2008\12-31-08\Cash
Management Portfolio (annual)\03-Exhibits\Exhibit 77D Cash
Management Portfolio.doc